Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum Direct Dial: 202-239-3346 E-mail: david.baum@alston.com

March 31, 2023

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 540 to the Trust’s Registration Statement on Form N-1A – Beacon Tactical Risk ETF and Beacon Selective Risk ETF

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Beacon Tactical Risk ETF and Beacon Selective Risk ETF (the “Funds”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 540 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 536”). The Funds were previously included in Post-Effective Amendment No. 536 to the Trust’s Registration Statement on Form N-1A (“Post-Effective No. 536”) filed on January 18, 2023. Post-Effective Amendment No. 540 is being filed for the purpose of adding a sub-adviser for the Funds as well as to address SEC staff comments on Post-Effective Amendent No. 536. A response letter to SEC staff comments on Post-Effective Amendment No. 536 is being filed concurrently with Post-Effective Amendment No. 540.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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